

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Juan Miguel Rios Gutierrez
Chief Executive Officer
Nature's Call Brands Inc.
3120 South Durango Drive, Suite 305
Las Vegas, Nevada 89117-4454

> **Re:** **Nature's Call Brands Inc.**
> **Item 4.01 on Form 8-K**
> **Filed February 4, 2011**
> **File No. 0-54268**

Dear Mr. Guiterrez:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson for

William H. Thompson
Accounting Branch Chief